EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Planned Relocation of Headquarters
to Larger Facilities

New facilities double available space for corporate offices and research and discovery in Israel

Tel Aviv, March 19, 2015 – Compugen Ltd. (NASDAQ: CGEN), a leading predictive drug discovery company, today announced the planned relocation by year-end of its Tel-Aviv headquarters, along with its Israeli research and discovery operations, to substantially larger facilities. The new facilities, now being prepared according to Compugen’s specifications, will support the ongoing growth of the Company and the further advancement of its novel immune checkpoint programs for cancer immunotherapy. The new facilities will be located in the Azrieli Holon Business Center about 12 miles south of Compugen’s current location and will double the available space for the Company’s corporate offices and labs.

This planned expansion follows last year’s relocation of the Company’s wholly-owned US subsidiary, which is focused on the development of antibody therapeutics against the Company’s novel drug targets, to a larger facility in South San Francisco.

Dr. Cohen-Dayag, President and CEO of Compugen, stated, “These larger and enhanced facilities in both Israel and the US are essential for us as we continue to advance a number of our early-stage immuno-oncology novel therapeutic programs, while, at the same time, continuing to enhance and extend our unique, broadly applicable, predictive discovery infrastructure.”

About Compugen
Compugen is a leading predictive drug discovery company focused on monoclonal antibodies and therapeutic proteins to address important unmet needs in the fields of oncology and immunology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of novel drug target candidates, which are then advanced in its Pipeline Program. The discovery and development of monoclonal antibody therapeutic candidates against selected Compugen-discovered novel target candidates is performed by Compugen’s wholly-owned US subsidiary located in South San Francisco. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events and include statements related to the relocation by year-end of Compugen’s Tel-Aviv headquarters, along with its research and discovery operations, to Holon, Israel. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these and other factors are discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892